UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 021-289654

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

Company History

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy, upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

Miso has signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0", and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida.

In February of 2020 Miso Robotics unveiled “Flippy 2.0”, Robot on a Rail (ROAR). ROAR integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

In April of 2020 Miso announced a new AI-powered kitchen assistant tool, CookRight. CookRight uses computer vision to track order accuracy and aid kitchen staff in ensuring that all food is cooked perfectly. Alongside CookRight, kitchen staff have access to an intuitive, gamified dashboard that enables them to supervise multiple workflows simultaneously.

In July of 2020 Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the restaurant to utilize the ROAR system in a commercial environment. In October 2020 Miso and White Castle announced plans to expand their partnership, targeting up to ten new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020 Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

Miso also made notable additions to the team across the year. First, in October 2020 the Company welcomed Mike Bell as its new Chief Executive Officer. Prior to joining as CEO, Mike was the COO at Ordermark, a restaurant technology company, where he led the enterprise sales function and its top-down go-to-market strategy. He also served as the Chairman of the Board of Directors at Miso. Second, in November 2020 Miso named its first Chief Strategy Officer, Jake Brewer. Prior to joining Miso, Jake was VP of Restaurant Excellence at CKE Restaurants, the parent company for Carl’s Jr. restaurants, where he led customer experience, engineering, field training, and more.

Miso is continuing to develop its latest Flippy prototype as well as engage in business development efforts.

Principal Products and Services

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso’s team of engineers has built proprietary algorithms in scheduling (action planning/optimization), trajectory planning (robotic movement), and computer vision. Each of these is crucial for the functionality of Flippy while also providing a barrier to entry against the competition. The accuracy of Flippy’s vision algorithms achieved 99.985% at Dodgers Stadium over the 3 months July-September 2019. More specifically, there was 1 vision error out of 6,625 baskets cooked.

To remain easy to use by chefs within an operating kitchen, Flippy uses modern usability research and design to create a touchless cooking workflow, allowing cooks to never press a single button on the robot during regular cooking. Finally, Flippy is cloud-connected. Over-the-air upgrades allow for continuous improvement of the software/brains within Flippy.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

Market

The Quick Service Restaurant (QSR) and fast-food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019, the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2019 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Design & Development

Miso Robotics has built an autonomous kitchen assistant platform. On this platform, the Company has built NSF and ETL certified systems that grill burgers and operate the fryer. The autonomous cooking platform allows Miso to quickly develop new cooking skills. The Company has deployed systems to CaliBurger and Levy Restaurants with 12 patents pending and 1 patent awarded.

Miso See - Miso’s platform can visually identify the food it is cooking and the cooking equipment it is operating. The Company uses the latest advancements in artificial intelligence to develop networks that learn the difference between food types and can identify and locate the equipment.

Miso Serve - The platform also has methods of scheduling cooking tasks that can update with new information as orders come in to optimize the cooking processes.

Miso Move - The platform can control several automation components, including a robot arm. We primarily work with existing manufacturers to use off-the-shelf robotics and adapt them to the commercial kitchen space. We do build custom manipulation components that are certified to work with food and have high levels of reliability in these dynamic environments.

Miso Fleet - The platform has a secured infrastructure to regularly deploy over-the-air updates as the system improves and gets better over time.

Miso Robotics has worked with NSF and ETL to get its kitchen assistants certified for use in commercial kitchens. Systems deployed to CaliBurger and Levy restaurants have cooked over 60,000 pounds of fried food and 12,000 burgers.

The latest Robot on a Rail (ROAR) design mounts Flippy on an overhead rail (OHROAR), keeping it out of the path of busy kitchen staff as they reallocate their time to customer service-related tasks. The new design includes an input zone that can receive baskets, as well as a safety shield, creating a barrier between staff and Flippy to protect them from hot fryers. The system is also designed with an output area that will enable Flippy to automate the bagging of cooked foods in the future.

Miso continues to add new capabilities to the system, reduce its overall cost, and design easier ways to integrate it into more kitchen environments. Miso’s team of engineers is actively working on adding a 7th axis to a robot arm to increase the working area of the robot that will allow more end-to-end cooking.

Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistants (1.0, 3.0, & 4.0) in our facility. The Company’s manufacturing workshop is listed with NSF (National Sanitation Foundation) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

The strategy for manufacturing will change over time dependent on production volumes and commitments. Miso’s pre-production Miso Robotics Kitchen Assistants will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

The Miso Robotics Kitchen Assistants deployed to CaliBurger, Levy Restaurants, and White Castle currently use a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

Sales & Marketing

Miso Robotics has already acquired three large customers who have also been helpful during the design, development, and testing of Flippy (More information about those customers in the customer section below). Regarding further sales and marketing, Miso Robotics has obtained an enormous interest in the press. Since the Company’s founding in 2016, Miso’s robotic kitchen assistant, also known as “Flippy”, has been featured in numerous news and media outlets, including the Wall Street Journal, Forbes, VentureBeat, USA Today, CBS News, BBC News, TechCrunch, The Spoon, CNBC, CNN, NPR and many more.

After testing our product's performance and business impact, the Company has received great feedback from its first customer. CaliBurger recently signed a commercial contract worth $11 million for Flippy, which validates Miso's value proposition for the industry after having tested the robot in their stores since March 2018.

After piloting Flippy for several months at a location in the Midwestern United States, White Castle decided to expand its relationship with Miso and target up to ten additional locations at which to deploy Flippy. This decision further validated Miso value proposition and led to increased interest from additional potential customers.

Miso is currently in deep discussions with several of the largest and most innovative quick service and fast-food restaurant chains globally.

Competition

Although there are several competitors who have built robotic machines for use in kitchens, none are as smart and versatile as Flippy from Miso Robotics. Flippy can essentially do anything a human arm can do, which allows us to market it to existing restaurants, creating a much larger market for our product. Our 12 patents pending (one awarded) create an equally important barrier to entry against potential competition.

●	Creator

○    Total funding to date: $18.4 million

○    Creator has built a robotic burger maker that creates burgers in an assembly line fashion. The machine takes up a large footprint in a restaurant and it is not ideal to be sold to existing restaurants because it only makes one style of burger and is not versatile enough to make anything else.

●	Spyce

○    Total funding to date: $25.9 million

○    Spyce is a robotic restaurant that creates vegetable-centric bowls. This company is not currently selling products to existing restaurants, which makes them an indirect competitor to Miso while it further validates the need for automation in the Kitchen.

●	Chowbotics

○    Total funding to date: $20.8 million

○    Chowbotics uses robots to solve problems in food service including compromised cleanliness and inefficiency. It is targeting cafeterias, restaurants, and hotels. Its first robot, Sally, offers fully customized, fresh and healthy salads. Similar to Creator, their current solutions are not versatile enough to compete with Miso.

●	Lab2Fab

○    Owned by Middleby Corp.

○    Restaurant and bar management platform uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

●	Dishcraft

○    Total funding to date: $45.2 million

○    Dishcraft is automating dishwashing for commercial kitchens. They pick up dirty dishes and take them back to their local facilities where they are washed by robotic systems.

Customers

CaliBurger - CaliBurger is an international burger chain with 36 current locations and another 14 in development. The restaurant chain employed its first Flippy robot in March of 2018 in its flagship location of Pasadena, California. John Miller, the owner of CaliBurger, says the product will be able to lower their labor expenses by 65%. In October 2019, they signed a commercial contract with a value of $11 million to fill the rest of their restaurant locations with two Flippy’s working alongside one chef. This rollout will include a complete restructuring of their kitchens to put the Flippy’s front and center. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000.

Levy Restaurants - Levy is a disruptor in defining the premium sports and entertainment dining experience. The company is recognized as one of the fastest - growing and most critically acclaimed hospitality companies. Named one of the 10 companies in sports by Fast Company magazine, Levy’s diverse portfolio includes award-winning restaurants, iconic sports and entertainment venues, and convention centers as well as the Super Bowl, Grammy Awards, PGA Championship, US Open Tennis Tournament, Kentucky Derby, and NHL, MLB, NBA All-Star Games. “The big takeaway for us after using this for a half-season is that it worked, which is really no small thing,'' said Jamie Faulkner, E15 (a division of Levy) president. Faulkner and Miso Robotics led tours of Flippy for many visiting sports executives during the World Series games at Dodger Stadium. “There were a lot of questions about Flippy going into this, both internally and externally. But the gains we saw in volume and efficiency validated a lot of our expectations, and we still believe we’re on to something revolutionary. To date, Flippy has been deployed to Dodger Stadium (Los Angeles Dodgers) and Chase Field (Arizona Diamondbacks).

White Castle – White Castle is America’s first fast-food burger chain with 375 locations across the country. In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants. As part of the pilot, White Castle deployed the new version of Flippy, Robot-on-a-Rail (ROAR), into a Chicago-area kitchen for testing and future integration. The deployment put autonomous frying to work for enhanced production speeds, improved labor allocation, and an added layer of health and safety in the cooking process. In October 2020, White Castle and Miso Robotics announced plans to expand their relationship. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

Additionally, Miso is in talks with several other QSR and fast-food chains about bringing Flippy to their kitchens.

Employees

As of December 31, 2020, the Company currently has thirty-one full time employees and six hourly employees. Of the full-time employees, nineteen work in engineering, five work in operations, four work product development, two are executives, and one works in human resources. Of the hourly employees, three are field service techs, one is an R&D support assistant, one is in an engineering support role, and one is a facilities assistant.

THE COMPANY’S PROPERTY

The Company currently leases its main office at E. 561 Green Street, Pasadena, CA. This location is the Company's headquarters and also research and development center and test kitchen . The lease on this property had a term of two years and began on June 1, 2018. The lease included an option to renew the lease on an additional two-year term, which the Company exercised. The Company also leased a space at 24 N. Marengo Avenue, Pasadena, CA. The lease on this property ended as of June 1, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019 and 2020

The Company generated minimal revenue through the period ending December 31, 2019 as it ramped up business development activities. For the period ended December 31, 2020 the Company generated revenue of $298,752, the majority of this revenue was from multiple one-time consulting engagements and the Company’s deployed Flippy units.

Miso’s costs and expenses primarily consist of salaries from employees related to engineering, research and development, and business development. For the twelve-month period ended December 31, 2020, the Company spent $922,086 on non-salary research and development related costs, $3,749,560 on salaries, which includes non-cash stock compensation costs, $4,274,587 in sales and marketing expenses primarily around marketing of its offering, and $2,690,096 on overhead, general & administrative, legal and non-engineering salaries.

Across 2020 the Company has continued to lower its operating expenses by cutting costs from legal & professional fees, contractors, marketing, rent, and office expenses. The Company saw its prototyping and research & development costs increase across 2020 as it continued to invest in its business development efforts and go-to-market strategy and expects those to continue to increase through the beginning of 2021. Since the period covered by our audited financial statements the company has maintained the lowered costs achieved across 2020 and continued to invest in business development efforts.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2019 and 2020

As of December 31, 2020, the Company's cash on hand was $1,767,841, compared with $2,021,777 as of December 31, 2019. The Company also had an investment receivable from its Series C financing round of $7,469,164. These funds hit the Company’s main operating account in January 2021. As of December 31, 2020, the Company had closed on $16,687,877 from its Regulation A+ financing round, offering Series C Preferred Stock. This Regulation A+ offering is ongoing, and between January 1, 2021 and April 30, the Company received additional gross proceeds of $4,021,814.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Details of this transaction can be found in the Interest of Management and Others in Certain Transactions section of this Form 1-K. With proceeds from the Regulation A+ offering, the Company paid back $1,222,465.28, comprised of principal of $1,062,500 and interest of $159,965.28, to Rise of Miso, LLC in March 2021. In April 2021, the Company converted principal of $2,422,148.28 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. As of the date of this annual report, this total debt from a variety of existing investors and related parties is $150,000, which is due to be repaid by September 30, 2021.

Revenue for the year ended December 31, 2020 was $298,752, compared with nearly $100,000 or the year ended December 31, 2019. As discussed above, the Company reduced operating expenses across 2019 and 2020 and had an infusion of capital in the form of promissory notes. In March 2020, the Company’s Offering Circular was qualified by the Securities and Exchange Commission (SEC). As of the date of this report, the Company has raised $20,709,593 in its current Regulation A+ round, issuing a total of 1,206,858 shares of Series C Preferred Stock. The Company is continuing to raise capital in its Regulation A+ round. The Company believes the capital raised in its Regulation A+ round will provide a sufficient cash runway for the Company to execute its go-to-market strategy over the next 12-18 months and reach profitability.

Plan of Operations

To date, Miso has generated minimal revenues, though they are growing quickly, while still hiring a large team of engineers. Its engineering and product development teams have focused their time on building prototypes of our automated kitchen assistants, delivering production-ready models, and developing intellectual property. In 2020 these teams developed version 2 of our automated kitchen assistants, the Overhead Robot on a Rail (OHROAR), which was deployed commercially as part of a pilot at a White Castle location in the Midwestern United States .

During 2020, Miso hired a new Chief Executive Officer, new Chief Strategy Officer, and added three individuals to its engineering team. As Miso continues to raise capital in its current financing round, the Company will continue hiring additional engineering, business development, marketing, and support staff to assist in prototyping, research & development. These hires will help the Company to execute a go-to-market strategy with the goal of signing commercial agreements and generating additional revenue in 2021.

The Company believes the amount raised as of the date of this report from its current financing round will satisfy its cash requirements to implement its initial plan of operations. As the Company continues to raise beyond the minimum offering amount, it will continue to speed up research & development, production, and business development efforts to pursue multiple revenue streams simultaneously. If it raises the maximum amount of $30mm, the Company does not anticipate having to raise additional capital for the business for at least two years.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more additional commercial agreements by the end of 2021. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers. Miso has also entered into partnership agreements with complementary organizations in an effort to improve food safety an accessibility in robotics.

The Company saw a significant spike in commercial interest during the year ended December 31, 2020. The most notable result of this interest was the commercial agreement entered into with White Castle, America’s first fast-food burger chain, which is discussed further below.

In April of 2020, in partnership with PopID, Miso deployed a thermal-based screening device in CaliBurger’s Pasadena location. To address health concerns the device will measure the body temperature of people entering the restaurant. The technology will be tested in California with the goal of rolling it out to other locations.

In May of 2020 Miso Robotics signed a three-year partnership agreement with PathSpot Technologies to work on integrating PathSpot’s sanitizing scanning technology with Miso's kitchen automation assistants. The goal of the partnership is to help enforce proper hand washing etiquette and ensure effective hand sanitation amongst the human employees that work alongside Flippy.

In June of 2020 Miso Robotics became an approved vendor of TimePayment, a provider of equipment leasing and financing services, to offer low to zero-interest financing to its customers.

In June of 2020, the Company entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics' Flippy robot for White Castle's North American restaurants.

In October of 2020, Miso Robotics announced global commercial availability of the Flippy Overhead Robot-on-a-Rail (OHROAR).

In October of 2020, Miso Robotics and White Castle announced plans to expand implementations of Miso’s autonomous kitchen assistant, Flippy. Miso and White Castle will target up to 10 new locations as part of a beta rollout of Flippy to White Castle’s North American restaurants.

The Company is already generating revenue via agreements currently in place with Levy Restaurants and CaliBurger and expects to enter into similar agreements with other customers partners in 2021. The Company expects future agreements to be a mix of revenue generated from upfront purchase of equipment, as well as monthly recurring revenue in the form of service and subscription agreements. The Company also expects revenue in the form of consulting and pilot deployments.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Mike Bell	Chief Executive Officer	56	Indefinite, appointed August 2020
Ryan Sinnet	Chief Technology Officer	35	Indefinite, appointed October 2016
Kevin Morris	Chief Financial Officer	38	Indefinite, appointed September 2019

Directors
Buck Jordan	Chairman	40	Indefinite, appointed August 2020
Joseph Essas	Director	49	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	58	Indefinite, appointed November 2019
Nick Degnan	Director	38	Indefinite, appointed September 2019
Thomas Bruderman	Director	52	Indefinite, appointed March 2020

Significant Employees
Rob Anderson	Head of Mechanical Engineering	27	Indefinite, appointed September 2016

Mike Bell, Chief Executive Officer

Mike Bell was appointed CEO of Miso Robotics in August 2020 after serving as the Chairman of the Board of Directors for nearly one year. For the past twenty-five years, Mike has served as CEO/President/COO in early-stage tech startups and public company roles. Most recently, Michael served as Chief Operating Officer at Ordermark, a leading restaurant technology company. Prior to Ordermark, Mike was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. He also served as CEO/President of Infrascale, SOS Online Backup, 3PL Central, and Software.com. Early in his career, Mike co-founded Encore Software and served as its CEO for fourteen years. During this time Mike and his team grew Encore to become one of the largest consumer software publishers in North America and one of the fastest-growing – having twice been named to Inc. Magazine’s Inc 500 list.

Ryan Sinnet, Chief Technology Officer

Ryan is a Co-Founder and CTO of Miso Robotics, a position he has held since 2016. Ryan has spent his career developing novel control methods for robotic systems and has contributed over 15 refereed publications to the field. As a PhD student, he was awarded an NSF Graduate Research Fellowship based on his proposal to bridge some of the gaps between human and robotic walking. During his studies, he spent half a year at NASA Johnson Space Center teaching the Valkyrie robot to walk. After graduate school, Dr. Sinnet joined eSolar in 2015 where he was responsible for many of the control algorithms and software systems that ensure safe operation of utility-scale solar power plants. Ryan received his PhD in Mechanical Engineering from Texas A&M University in 2015 and his B.S. in Electrical Engineering from the California Institute of Technology in 2007.

Kevin Morris, Chief Financial Officer

Kevin is the CFO of Miso of Robotics and manages the company’s finances and accounting. He was appointed to this role in September 2019. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company’s finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelor’s in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Rob Anderson, Head of Mechanical Engineering

Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX in 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

James “Buck” Jordan, Chairman

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso Robotics. In addition to his roles at Miso, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at OpenTable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a bachelor’s in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Nick Degnan, Director

Nick Degnan is a Principal of Wavemaker Labs and VP, Product & Operations. His career in product development began as a mechanical design engineer, forming the foundation for later helping grow a startup towards acquisition and more recently, product development consulting. Before joining Wavemaker Labs, Nick was the Head of Product at the Motivo Engineering, a product development consulting firm, where he was responsible for continuous improvement of their consulting process and client experience, as well as guiding engineering teams in the development of agriculture technologies, autonomous vehicle systems, manufacturing automation, and drone related products, among other intelligent electrical-mechanical system technologies. Nick worked at Motivo from April 2016 through May 2019.

Before Motivo, from 2010 through 2016, Nick worked for Equipois Inc., a venture-backed and later acquired startup that designs and manufactures human exoskeleton technologies. He initially held the position of Engineering Manager focused on expanding the range of applications supported by the technology. As the Company grew his role shifted towards mass market adoption as Director of Product Management and ultimately headed the corporate office as VP of Operations. Post-acquisition, he supported new ownership as Regional Manager with western US and international business operations oversight. Before joining Equipois, Nick worked for Lockheed Martin Space System leading a design team in the development of classified technologies.

Nick joins Miso Robotics to help accelerate their product development vision while ensuring there is a product-market fit, and also to provide organizational process improvement guidance as the Company grows. He holds an MBA from the UCLA Anderson School of Management, and an MS in Mechanical & Aeronautical Engineering and dual BS in Mechanical and Materials Engineering from UC Davis.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the Company compensated its three highest paid executive officers and follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Ryan Sinnet	CTO	$200,000	$0	$200,000
Michael Bell	CEO	$101,566	$0	$101,566
Buck Jordan	CEO, President	$120,000	$0	$120,000
Kevin Morris	CFO	$0	$0	$0

Buck Jordan served in his capacity as Chief Executive Officer from September 2019 to August 2020. During that time, he received an annual salary of $120,000 for the role.

The Company appointed Buck Jordan as President and appointed Mike Bell as Chief Executive Officer in August 2020. Mike Bell currently receives an annual salary of $250,000 for this role

In May of 2020, the board authorized the following restricted stock grants for our directors and officers, with the options being exercisable at the fair market value of the shares as of that date:

Name	Capacity in which compensation was received	Restricted Stock Granted
Buck Jordan	Chief Executive Officer	5,145

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Officers and Directors

Common Stock	Ryan Sinnet 141 N Parkwood Ave Apt 11, Pasadena, CA 91107		N/A	263,131	13.32%	N/A
Common Stock	Buck Jordan 1134 11th Street Suite 101, Santa Monica, CA 90403		202,483	N/A	11.83%	41.76%
Common Stock	Michael Bell 1028 9th Street Manhattan Beach, CA 90266		5,208	233,219	12.26%	0.12%
Common Stock	All directors and officers as a group	(1)	272,691	499,350	34.91%	6.14%

Other Significant Holders

Common Stock	John Miller	(2)(3)	63,000	N/A	3.68%	12.90%
Common Stock	Avista Investments. LLC	(2)(6)	200,000	N/A	11.68%	4.51%
Common Stock	CCC HelloTech, LP	(2)(4)	205,000	N/A	11.97%	41.76%
Common Stock	Match Robotics VC, LLC	(2)	176,400	N/A	10.30%	41.76%
Common Stock	Future VC, LLC	(2)(4)	200,000	N/A	11.68%	41.76%
Common Stock	Canyon Creek Capital	(2)(4)	150,000	N/A	8.76%	41.76%
Common Stock	CaliBurger	(2)(3)	160,000	N/A	9.34%	12.90%
Series A Preferred Stock	Rise of Miso, LLC	(2)(3)	104,012	N/A	13.51%	12.90%
Series A Preferred Stock	Match Robotics VC, LLC	(2)	121,630	N/A	15.80%	41.76%
Series A Preferred Stock	Future VC SPV, LLC	(2)(4)	395,227	N/A	51.34%	41.76%
Series A Preferred Stock	Grazadio Family Trust	(2)	80,539	N/A	10.46%	5.09%
Series B Preferred Stock	Rise of Miso, LLC	(2)(3)	105,995	N/A	10.62%	12.90%
Series B Preferred Stock	Future VC SPV, LLC	(2)(4)	402,790	N/A	40.38%	41.76%
Series B Preferred Stock	Grazadio Family Trust	(2)	145,154	N/A	14.55%	5.09%
Series B Preferred Stock	CaliBurger	(2)(3)	139,666	N/A	14.00%	12.90%
Series B Preferred Stock	Levy Premium Food ServiceLimited Partnership	(2)	25,000	N/A	2.51%	0.56%
Series C Preferred Stock	New Direction Trust Company 1070 West Century Drive Louisville, CO 80027	(7)	896,517	N/A	93.53%	20.20%

(1) No executive officers or directors, other than those named above, beneficially own more than 10% of any class of the Company’s voting securities.

(2) The following address may be used for each significant holder: C/O Miso Robotics, Inc., 561 E Green St., Pasadena, CA 91101

(3) Rise of Miso, LLC and CaliBurger are controlled by John Miller who is an investor in the Company

(4) Future VC SPV, LLC, Match Robotics VC, LLC, Canyon Creek Capital, and CCC HelloTech, LP are all controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer.

(5) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

(6) Avista Investments, LLC is controlled by Harry Tsao

(7) Holding securities for the benefit of certain investors in the Regulation A+ offering.

Amounts are as of December 31, 2020. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire, such as the result of options issued under the Company’s 2017 Stock Plan. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2018, the Company entered into a pilot agreement with Compass Group to provide a robotic kitchen assistant to assist in food preparation at a facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Dodger Stadium. The agreement includes a $60,000 upfront purchase price and a $6,000 per year cost for providing services. In January 2019, the Company entered into a separate agreement with Compass Group to provide a robotic kitchen assistant at a separate facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Chase Field in Phoenix, Arizona. The agreements outline a $17,500 per Kitchen Assistant set up fee and a per usage/event fee of $75. Both of these agreements are still in effect as of December 2020.

Levy Premium Food Service Limited Partnership, which has an ownership stake in the Company, is a 100% wholly owned subsidiary of Compass Group.

In November 2019, the Company entered into a commercial agreement with CaliBurger to sell and provide ongoing support and services for 100 robotic kitchen assistants. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000. CaliBurger is majority controlled by John Miller, who has an ownership stake in the Company via direct and indirect holdings.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Two of these promissory notes, representing principal amounts of $1,062,500 and $782,167, are due to Rise of Miso, LLC and Future VC SPV, LLC. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger’s holdings and Future VC SPV, LLC is controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer. In 2020, the Company closed an additional $889,981.61 of debt at the same terms and issued warrants to purchase 88,821 shares of common stock.

During the year ended December 31, 2019, the Company recognized $86,154 in revenue with an entity owned by an investor in the Company pursuant to a hardware and software agreement.

As of December 31, 2020, the Company had accounts payable of $128,716 to an entity with common management.

During the year ended December 31, 2019, the Company issued 200,000 shares to an entity with common management for services performed. The fair value of $82,000 is included in general and administrative expenses in the statements of operations.

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2020 AND 2019

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Miso Robotics, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $10,684,792 and $6,990,832 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $26,341,232, current liabilities exceeding current assets by $1,746,922, and has collateralized debt with outstanding principal of $3,634,648 due in 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

May 6, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

MISO ROBOTICS, INC.

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,767,841	$2,021,777
Accounts receivable - related party, net	-	72,620
Accounts receivable, net	95,285	-
Inventory	418,032	330,445
Prepaid expenses and other current assets	86,054	39,404
Deferred offering costs	-	129,791
Total current assets	2,367,212	2,594,037
Property and equipment, net	205,160	245,670
Deposits	150,000	227,636
Total assets	$2,722,372	$3,067,343

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$86,330	$227,089
Accounts payable, related party	128,716	-
Accrued expenses and other current liabilities	625,014	172,769
Deferred revenue	-	467
Deferred rent	12,720	10,207
Loan payable, current portion	297,649	-
Venture debt, net of discount	2,963,705	-
Total current liabilities	4,114,134	410,532
Venture debt, net of discount	-	2,106,763
Loan payable, net of current portion	152,351	-
Total liabilities	4,266,485	2,517,295

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 979,868 shares issued and outstanding as of December 31, 2020 and 2019; liquidation preference of $16,814,535 and $0 as of December 31, 2020 and 2019, respectively	98	-
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of December 31, 2020 and 2019; liquidation preference of $10,050,083 as of both December 31, 2020 and 2019	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of December 31, 2020 and 2019; liquidation preference of $3,164,433 as of both December 31, 2020 and 2019	77	77
Common stock, $0.0001 par value, 7,000,000 and 6,000,000 shares authorized as of December 31, 2020 and 2019, respectively; 1,732,085 shares issued and outstanding as of both December 31, 2020 and 2019, 43,028 and 277,988 shares unvested as of December 31, 2020 and 2019, respectively	173	173
Additional paid-in capital	32,265,835	16,206,138
Subscription receivable	(7,469,164)	-
Accumulated deficit	(26,341,232)	(15,656,440)
Total stockholders' equity (deficit)	(1,544,113)	550,048
Total liabilities and stockholders' equity (deficit)	$2,722,372	$3,067,343

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2020	2019
Net revenue	$298,752	$99,029
Cost of net revenue	531,064	245,490
Gross profit (loss)	(232,312)	(146,461)

Operating expenses:
Research and development	2,828,334	3,381,454
Sales and marketing	4,274,587	208,557
General and administrative	2,690,096	3,129,273
Total operating expenses	9,793,017	6,719,284

Loss from operations	(10,025,329)	(6,865,745)

Other income (expense):
Interest expense	(696,081)	(148,270)
Interest income	198	2,183
Other income	36,420	21,000
Total other income (expense), net	(659,463)	(125,087)

Provision for income taxes	-	-
Net loss	$(10,684,792)	$(6,990,832)

Weighted average common shares outstanding -
basic and diluted	1,689,057	1,105,790
Net loss per common share - basic and diluted	$(6.33)	$(6.32)

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICT)

	Series C Convertible		Series B Convertible		Series A Convertible				Additional			Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2018	-	$-	997,616	$100	769,784	$77	1,272,810	$127	$15,043,929	$-	$(8,665,608)	$6,378,625
Issuance of common stock for services	-	-	-	-	-	-	200,000	20	81,980	-	-	82,000
Issuance of restricted common stock	-	-	-	-	-	-	265,000	27	59,674	-	-	59,700
Forfeited restricted common stock	-	-	-	-	-	-	(7,855)	(1)	1	-	-	-
Exercise of stock options	-	-	-	-	-	-	2,130	1	10,264	-	-	10,265
Stock-based compensation expense	-	-	-	-	-	-	-	-	300,959	-	-	300,959
Issuance of debt discount	-	-	-	-	-	-	-	-	709,331	-	-	709,331
Net loss	-	-	-	-	-	-	-	-	-	-	(6,990,832)	(6,990,832)
Balances at December 31, 2019	-	-	997,616	100	769,784	77	1,732,085	173	16,206,138	-	(15,656,440)	550,048
Issuance of Series C preferred stock	972,487	97	-	-	-	-	-	-	16,687,779	(7,469,164)	-	9,218,713
Issuance of preferred stock for services	7,381	1	-	-	-	-	-	-	126,665	-	-	126,666
Stock-based compensation expense	-	-	-	-	-	-	-	-	455,875	-	-	455,875
Issuance of debt discount	-	-	-	-	-	-	-	-	470,431	-	-	470,431
Offering costs	-	-	-	-	-	-	-	-	(1,681,054)	-		(1,681,054)
Net loss	-	-	-	-	-	-	-	-	-	-	(10,684,792)	(10,684,792)
Balances at December 31, 2020	979,868	$98	997,616	$100	769,784	$77	1,732,085	$173	$32,265,835	$(7,469,164)	$(26,341,232)	$(1,544,113)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(10,684,792)	$(6,990,832)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	455,875	360,659
Stock issued for services	126,666	82,000
Amortization of debt discount	437,392	78,129
Bad debt expense	36,616	26,875
Depreciation and amortization expense	102,201	97,429
Changes in operating assets and liabilities:
Accounts receivable	(59,281)	(99,495)
Inventory	(87,587)	145,778
Prepaid expenses and other current assets	(46,650)	20,799
Accounts payable	(12,043)	162,361
Accrued expenses and other current liabilities	452,245	(64,893)
Deferred revenue	(467)	467
Deferred rent	2,513	4,441
Net cash used in operating activities	(9,277,314)	(6,176,282)
Cash flows from investing activities:
Purchases of property and equipment	(61,691)	(27,227)
Deposits returned	77,636	-
Net cash provided by (used in) investing activities	15,945	(27,227)
Cash flows from financing activities:
Proceeds from issuance of preferred stock	9,218,713	-
Proceeds from issuance of venture debt, net of fees	889,982	2,737,964
Proceeds from loan payable	450,000
Exercise of stock options	-	10,265
Offering costs	(1,551,263)	(129,791)
Net cash provided by financing activities	9,007,432	2,618,438
Net decrease in cash and cash equivalents	(253,936)	(3,585,071)
Cash and cash equivalents at beginning of year	2,021,777	5,606,848
Cash and cash equivalents at end of year	$1,767,841	$2,021,777

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Warrants issued with venture debt	$123,968	$11,582
Beneficial conversion feature on venture debt	$346,463	$697,749
Subscription receivable on Series C preferred stock	$7,469,164	$-

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $10,684,792  and $6,990,832 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $26,341,232,  current liabilities exceeding current assets by $1,746,922, and has collateralized debt with outstanding principal of $3,634,648 due in 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2020 and 2019, the Company had cash of $1,517,841 and $1,771,777, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, the Company had an allowance for doubtful accounts of $63,491 and $26,875, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2020 and 2019, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 or 2019.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware and software usage of its installed units as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Software

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2020	2019
Hardware and installations	$56,385	$88,120
Software and usage fees	67,367	10,909
Consulting services	175,000	-
	$298,752	$99,029

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2020 and 2019.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2020 and 2019, accounts receivable included $45,285 and $14,004 in unbilled receivables, respectively.

Cost of Sales

Cost of sales consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $3,715,000 and $3,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the year ended December 31, 2020, two customers accounted for 75% and 17% of the Company’s revenues, respectively. As of December 31, 2020, two customers accounted for 52% and 48% of the Company’s accounts receivable.  During the year ended December 31, 2019, two related party customers accounted for 87% and 13% of the Company’s revenues, respectively. As of December 31, 2019, two related party customers accounted for 90% and 10% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company had $129,791 in deferred offering costs, which were charged to additional paid-in capital in 2020 upon the completion of the Regulation A+ offering (note 7).

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended
	December 31,
	2020	2019
Series A Preferred Stock (convertible to common stock)	769,784	769,784
Series B Preferred Stock (convertible to common stock)	997,616	997,616
Series C Preferred Stock (convertible to common stock)	979,868	-
Venture debt*	288,715	350,959
Common stock warrants	367,739	273,919
Options to purchase common stock	678,673	419,570
Total potentially dilutive shares	4,082,395	2,811,847

*The outstanding notes are convertible into either shares of common or preferred stock. The convertible notes' potential shares were calculated based on principal and accrued interest and the 20% discount per the note agreements. The Company utilized the Series C Preferred price.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2020	2019
Computer equipment and software	$137,914	$120,842
Kitchen and lab equipment	120,533	120,533
Furniture and fixtures	34,962	34,962
Leasehold improvements	184,536	139,918
	477,945	416,255
Less: Accumulated depreciation	(272,785)	(170,585)
	$205,160	$245,670

Depreciation and amortization expense of $102,201 and $97,429 for the years ended December 31, 2020 and 2019, respectively, were included in general and administrative expenses in the statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2020	2019
Accrued personnel costs	$129,497	$98,027
Accrued legal and professional fees	166,687	1,000
Accrued interest payable	328,830	70,141
Other	-	3,600
	$625,014	$172,769

6.	DEBT

Venture Debt

In September 2019, the Company issued six senior secured promissory notes (the “2019 Notes”)  for an aggregate principal amount of $2,744,667. In 2020, the Company received an additional $889,982 (the “2020 Notes”, collectively with the 2019 Notes, the “Notes”) in proceeds from three additional notes with the same terms. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, is collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the years ended December 31, 2020 and 2019, $3,219 and $737 was amortized to interest expense, respectively.

The Notes have a 2-year term maturing on September 30, 2021. The notes bear interest at 10% per annum and incurred interest expense of $258,689 and $70,141 in 2020 and 2019, respectively,  all of which was accrued and unpaid as of December 31, 2020.

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 for the 2019 Notes and $346,463 for the 2020 Notes, and is recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2020  and 2019, warrants for an aggregate of 362,739 and 273,919 shares of common stock, respectively, were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 for the 2019 Notes and $123,968 for the 2020 Notes, and is recorded as a discount to the note payable balance that are being amortized under the effective interest method over the life of the notes.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

During the years ended December 31, 2020 and 2019, $434,173 and $77,392 of the debt discount was amortized to interest expense, respectively.

The following is a summary of the Notes as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Outstanding principal	$3,634,648	$2,744,667
Less: unamortized discounts	(670,943)	(637,904)
Venture debt, net of discount	$2,963,705	$2,106,763

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $450,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“ PPP Loan”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

Convertible Preferred Stock

The Company has issued Series A, Series B and Series C convertible preferred stock (collectively referred to as “Preferred Stock”). As of December 31, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 3,515,652 shares of Preferred Stock, of which 769,784 shares were designated as Series A preferred stock, 997,616 shares were designated as Series B preferred stock and 1,748,252 shares were designated as Series C preferred stock. The Preferred Stock have a par value of $0.0001 per share.

In 2020, the Company executed a Regulation A+ offering and issued 972,487  shares of Series C preferred stock at a price of $17.16 per share (“Series C Original Issue Price”) for gross proceeds of $16,687,877, including a subscription receivable of $7,469,164 as of December 31, 2020.

In 2020, the Company issued 7,381 shares of Series C preferred stock for services performed. The fair value of $126,666  was included as sales and marketing expenses in the statements of operations.

As of both December 31, 2020 and 2019, 769,784 shares of Series A preferred stock were issued and outstanding. As of both December 31, 2020 and 2019, 997,616 shares of Series B preferred stock were issued and outstanding. As of December 31, 2020, 979,868  shares of Series C preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series C and Series B stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. Upon this completion, the Series A  stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, and Series C preferred stock are $4.1108, $10.0744, and $17.16, respectively.

The total liquidation preferences as of December 31, 2020 and 2019 amounted to $30,029,051 and $13,164,433, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $30,000,000 of gross proceeds to the Company at a price of at least $68.64 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $4.1108 for Series A preferred stock, $10.0744 for Series B preferred stock and $17.16 for Series C preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2020 and 2019, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Common Stock

The Company authorized 7,000,000 and 6,000,000 shares of common stock at $0.0001 par value as of December 31, 2020 and 2019, respectively. As of both December 31, 2020 and 2019, there were 1,732,085 shares of common stock issued and outstanding.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2019, the Company issued 200,000 shares of common stock to a related party for services performed. The fair value of $82,000, or $0.41 per share, is included in general and administrative expenses in the statements of operations.

During the year ended December 31, 2019, the Company issued 2,130 shares of common stock pursuant to exercises of stock options for proceeds of $10,265.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2020 and 2019, warrants for an aggregate of 362,739 and 273,919 shares of common stock were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. The fair value of the warrants was calculated under the Black-Scholes method, which was recorded as a discount to the Notes and is being recognized under the effective interest method over the life of the Notes.

In September 2020, the Company granted 5,000 warrants to purchase common stock for services. The fair value of $14,150 was included in general and administrative expenses in the statements of operations.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended
	December 31,
	2020	2019
Risk-free interest rate	0.14%-0.47%	1.55%
Expected term (in years)	4.95	5.00
Expected volatility	72.70%	80.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 466,406 shares as of both December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of both December 31, 2020 and 2019, there were 151,000 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 735,848 shares as of both December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of 2020 and 2019, there were 61,306 and 320,409 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2018	801,668	$4.81	$2,790,432
Granted	3,990	10.02
Exercised	(2,130)	4.82
Forfeited	(383,958)	4.27
Outstanding as of December 31, 2019	419,570	$5.35	$-
Granted	271,041	5.92
Exercised	-	-
Forfeited	(11,938)	10.02
Outstanding as of December 31, 2020	678,673	$5.54	$659,781

Exerciseable as of December 31, 2019	242,303	$4.49
Exerciseable as of December 31, 2020	371,626	$3.92

	December 31,
	2020	2019
Weighted average grant-date fair value of options granted during year	$3.35	$3.18
Weighted average duration (years) to expiration of outstanding options at year-end	7.82	7.70

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended
	December 31,
	2020	2019
Risk-free interest rate	0.37%-1.44%	2.58%
Expected term (in years)	6.08	5.52
Expected volatility	66.90%	44.43%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $907,828 and $12,688, respectively. Stock-based compensation expense for stock options of $305,352 and $300,959 was recognized under FASB ASC 718 for the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $955,768 and $393,230 as of December 31, 2020 and 2019, respectively, and will be recognized over a weighted average period of 22 months as of December 31, 2020.

Restricted Common Stock

During the year ended December 31, 2019, the Company granted 265,000 restricted shares of common stock under the 2017 Plan with a grant-date fair value of $0.41 per share. As of December 31, 2020 and 2019, there were 309,145  shares outstanding, and 266,117  and 46,157 shares were vested, respectively. In 2019, 7,855 restricted shares were forfeited. The Company recorded stock-based compensation expense of $136,373 and $59,700 in the statements of operations for the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $32,466  and $213,920 as of December 31, 2020 and 2019, respectively, which is expected to be recognized over 1.5 years.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2020	2019
Research and development expenses	$76,279	$61,855
General and administrative expenses	379,596	298,804
	$455,875	$360,659

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $7,037,417  and $4,173,707, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$6,488,551	$3,998,973
Stock-based compensation	16,017	7,249
Research and development tax credit carryforwards	342,485	69,036
Depreciation timing difference	98,449	98,449
Accrued interest	91,915	-
Valuation allowance	(7,037,417)	(4,173,707)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $7,037,417  and $4,173,707 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $2,863,710  and $1,808,968 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $23,213,191  and $14,306,571, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company recognized $86,154 in revenue with an entity owned by an investor in the Company pursuant to a hardware and software agreement.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

In September 2019, the Company issued a promissory note to an entity with common management for a principal amount of $782,167. In conjunction with the note, the Company granted warrants to purchase 78,061 shares of common stock to the entity (see Note 6). In 2020, the Company issued additional notes to this entity for proceeds of $889,982 and grants warrants to purchase 88,821 shares of common stock.

As of December 31, 2020, the Company had accounts payable of $128,716 to an entity with common management.

During the year ended December 31, 2019, the Company  issued 200,000 shares to an entity with common management for services performed. The fair value of $82,000 is included in general and administrative expenses in the statements of operations.

11.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month through May 31, 2019 with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expired on May 31, 2020. The lease agreement required  monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581, which were returned in 2020.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018 and expired on May 31, 2020, and was renewed for an additional two-year term to May 31, 2022. The lease agreement required  monthly base rent payments of $4,000 through May 31, 2019 and $4,120 for the year thereafter, plus operating costs of $500 per month.

Rent expense for the years ended December 31, 2020 and 2019 was $256,424 and $387,839, respectively.

Future minimum lease commitments under operating and capital leases as of December 31, 2020 are as follows:

Year Ending December 31,
2021	168,397
2022	141,934
2023	50,648
Total	$360,979

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock. In March 2021, the Company repaid $1,222,465, comprised of principal of $1,062,500 and accrued interest of $159,965, of venture debt to Rise of Miso, LLC.

Through the issuance date, the Company has received approximately $11,490,978 in proceeds from the issuance of Series C preferred stock, including the subscription receivable at December 31, 2020.

Management has evaluated subsequent events through May 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation(1)

2.2 Fifth Amended and Restated Certificate of Incorporation(2)

2.3 Bylaws(3)

3.3 Form of Promissory Note(4)

3.4 Form of Warrant(5)

4 Form of Subscription agreement(6)

6.1 Note Purchase Agreement (7)

6.2 Promotion & Pricing Agreement with CaliBurger(8)

6.3 Rise of Miso, LLC Promissory Note(9)

6.4 Future VC SPV, LLC Promissory Note(10)

8 Form of escrow agreement with The Bryn Mawr Trust Company(11)

11.1 Consent of Independent Auditor(12)

11.2 Consent of Levy Restaurants(13)

11.3 Consent of CaliBurger(14)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(10) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(11) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(12) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(13) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(14) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: April 30, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: April 30, 2021

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: April 30, 2021

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: April 30, 2021